Exhibit 99.2

Bitdeer Announces Pricing of Upsized US$325.0 Million Convertible Senior Notes Offering

SINGAPORE, February 20, 2026 (GLOBE NEWSWIRE) — Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer”), a world-leading technology company for Bitcoin mining and AI infrastructure, today announced the pricing of US$325.0 million principal amount of 5.00% Convertible Senior Notes due 2032 (the “notes”) in a private placement (the “notes offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The aggregate principal amount of the convertible notes offering was increased from the previously announced offering size of $300.0 million. Bitdeer also granted the initial purchasers of the notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional US$50.0 million principal amount of notes. The sale of the notes is expected to close on February 24, 2026, subject to customary closing conditions.

Additional Details of the Convertible Notes

The notes will be general, senior unsecured obligations of Bitdeer and will accrue interest at a rate of 5.00% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026. The notes will mature on March 1, 2032, unless earlier converted, redeemed or repurchased. Upon conversion, Bitdeer will pay or deliver, as the case may be, cash, Class A ordinary shares, par value US$0.0000001 per share, of Bitdeer (the “Class A ordinary shares”) or a combination of cash and Class A ordinary shares, at its election. The initial conversion rate of the notes will be 100.7557 Class A ordinary shares per US$1,000 principal amount of such notes (equivalent to an initial conversion price of approximately US$9.93 per Class A ordinary share). The initial conversion price of the notes represents a premium of approximately 25.0% over the offering price in Bitdeer’s separately announced registered direct offering of its Class A ordinary shares described below.

Bitdeer may redeem for cash all or any portion of the notes (subject to the partial redemption limitation described below), at its option, on a redemption date on or after March 6, 2030 and prior to the 41st scheduled trading day immediately preceding the maturity date, if (i) the last reported sale price of the Class A ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Bitdeer provides notice of redemption and (ii) certain liquidity conditions have been satisfied, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. However, Bitdeer may not redeem less than all of the outstanding notes at its option unless at least US$75.0 million aggregate principal amount of notes are outstanding and not called for optional redemption as of the time Bitdeer sends the related notice of optional redemption (and after giving effect to the delivery of such notice of optional redemption).

In addition, Bitdeer may redeem for cash all but not part of the notes at any time on a redemption date prior to the 41st scheduled trading day immediately preceding the maturity date if less than US$50.0 million aggregate principal amount of notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Bitdeer may also redeem for cash all but not part of the notes in the event of certain tax law changes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date and any additional amounts which would otherwise be payable to such redemption date with respect to such redemption price, as described in the indenture that will govern the notes.

On March 6, 2030 and if Bitdeer undergoes a “fundamental change” (as defined in the indenture that will govern the notes), subject to certain conditions and a limited exception, holders may require Bitdeer to repurchase for cash all or any portion of their notes at a repurchase price or fundamental change repurchase price, as applicable, equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. In addition, following certain corporate events that occur prior to the maturity date of the notes or following Bitdeer’s delivery of a notice of redemption, Bitdeer will, in certain circumstances, increase the conversion rate of the notes for a holder who elects to convert its notes in connection with such a corporate event or convert their notes called (or deemed called) for redemption in connection with such notice of redemption, as the case may be.

Use of Proceeds

Bitdeer estimates that the net proceeds from the notes offering will be approximately US$315.1 million (or approximately US$363.7 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and estimated offering expenses payable by Bitdeer. Bitdeer intends to use the net proceeds from the notes offering, together with the net proceeds from the registered direct offering: (i) to pay the approximately US$29.2 million cost of the capped call transactions that Bitdeer entered into with certain of the initial purchasers or affiliates thereof and other financial institutions (the “option counterparties”) and (ii) to pay the approximately US$138.2 million cost of repurchasing for cash US$135.0 million aggregate principal amount of Bitdeer’s 5.25% convertible senior notes due 2029 (the “November 2029 notes”) in the note repurchase transactions, each as described below. Bitdeer intends to use the remaining net proceeds from the notes offering for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Bitdeer expects to use the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and the remaining net proceeds for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above.

Capped Call Transactions

In connection with the pricing of the notes, Bitdeer entered into privately negotiated capped call transactions with the option counterparties. The capped call transactions cover, subject to customary adjustments, the number of Class A ordinary shares that initially underlie the notes. The capped call transactions are expected to offset the potential dilution to the Class A ordinary shares as a result of any conversion of the notes. If the initial purchasers exercise their option to purchase additional notes, Bitdeer expects to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties.

The cap price of the capped call transactions is initially US$15.88 per Class A ordinary shares, which represents a premium of 100% over the offering price in the registered direct offering, and is subject to certain adjustments under the terms of the capped call transactions.

In connection with establishing their initial hedges of the capped call transactions, Bitdeer expects that the option counterparties and/or their respective affiliates may enter into various derivative transactions with respect to the Class A ordinary shares concurrently with or shortly after the pricing of the notes, including with certain investors in the notes. This activity could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares or the notes at that time.

In addition, Bitdeer expects that the option counterparties and/or their respective affiliates may modify or unwind their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling the Class A ordinary shares or other securities of Bitdeer in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during the 40 trading day period beginning on the 41st scheduled trading day prior to the maturity date of the notes, or, to the extent Bitdeer exercises the relevant election under the capped call transactions, following any repurchase, redemption or conversion of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Class A ordinary shares or the notes, which could affect a holder’s ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that a holder will receive upon conversion of the notes.

Concurrent Registered Direct Offering and Note Repurchase Transactions

In a separate press release, Bitdeer also announced today the pricing of its previously announced registered direct offering of 5,503,030 of its Class A ordinary shares, at a price of US$7.94 per Class A ordinary shares (the “registered direct offering”). The issuance and sale of the ordinary shares in the registered direct offering are scheduled to settle on February 26, 2026, subject to customary closing conditions. Bitdeer intends to use the net proceeds from the registered direct offering, together with a portion of the net proceeds from the notes offering, to repurchase US$135.0 million in aggregate principal amount of its November 2029 notes for approximately US$138.2 million in cash in privately negotiated transactions effected through an initial purchaser in the notes offering or one of its affiliates (each, a “note repurchase transaction”).

The completion of the notes offering is not contingent on the completion of the registered direct offering or the note repurchase transactions. The completion of the registered direct offering is contingent on the completion of the notes offering and the note repurchase transactions, and the completion of the note repurchase transactions is contingent on the completion of the notes offering and the registered direct offering. This press release shall not constitute an offer to buy or a solicitation of an offer to sell the November 2029 notes.

In connection with any note repurchase transaction, Bitdeer expects that holders of the November 2029 notes who agreed to have their November 2029 notes repurchased and who have hedged their equity price risk with respect to such notes (the “hedged holders”) will unwind all or part of their hedge positions by buying the Class A ordinary shares, including pursuant to the registered direct offering, and/or entering into or unwinding various derivative transactions with respect to the Class A ordinary shares. The amount of the Class A ordinary shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historical average daily trading volume of the Class A ordinary shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares, including concurrently with the pricing of the notes. Bitdeer cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes or the Class A ordinary shares.

The notes and any Class A ordinary shares issuable upon conversion of the notes have not been and will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the completion of the notes offering, the registered direct offering, the note repurchase transactions and the capped call transactions, the expected use of proceeds from the notes offering or the registered direct offering and potential impact of the foregoing or related transactions on the market price of the Class A ordinary shares or the trading price of the notes. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the transactions, as well as discussions of potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

John Ragozzino Jr., CFA

ICR

bitdeer.IR@icrinc.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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